SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                         Commission file number 001-5083

A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


     THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN


B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                               XANSER CORPORATION
                           2435 N. Central Expressway
                             Richardson, Texas 75080

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                Table of Contents

                                                                           Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits
        at December 31, 2001 and 2000                                       2

Statements of Changes in Net Assets Available for Benefits
        for the Years Ended December 31, 2001 and 2000                      3

Notes to Financial Statements                                               4

Supplemental Schedule H, Line 4i - Schedule of Assets
        (Held at End of Year)                                               11

Signature                                                                   12

Exhibit - Independent Auditors' Consent                                     13

                          Independent Auditors' Report


To the Administrator and Participants of The Xanser Corporation Savings and Investment Plan:



We have audited the accompanying statements of net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Xanser Corporation Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  KPMG LLP

June 12, 2002
Dallas, Texas

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000



                                                      2001             2000
                                                  ------------     ------------

                                   Assets

Investments, at fair value (Note 3)               $ 33,094,828     $ 29,948,505
Cash                                                   467,066            --
Contributions receivable                               189,910          347,141
Other receivables                                      444,351           58,723
                                                  ------------     ------------
           Total assets                             34,196,155       30,354,369
                                                  ------------     ------------

                                 Liabilities

Payables and accrued liabilities                       153,659            --
                                                  ------------     ------------
Net assets available for benefits                 $ 34,042,496     $ 30,354,369
                                                  ============     ============


                See accompanying notes to financial statements.
                                        2

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000


                                                      2001             2000
                                                  ------------     ------------

Additions to net assets attributed to:
   Contributions:
      Sponsor                                     $  1,216,009     $  1,322,497
      Participants                                   2,540,912        2,947,317
                                                  ------------     ------------
             Total contributions                     3,756,921        4,269,814

   Investment income:
      Net appreciation in fair value of assets       2,418,152          253,157
      Interest and investment income                   892,483        1,181,930
                                                  ------------     ------------
             Total investment income                 3,310,635        1,435,087
                                                  ------------     ------------
             Total additions                         7,067,556        5,704,901

Deductions from net assets attributed
   to distributions and withdrawals                 (3,379,429)      (2,766,920)
                                                  ------------     ------------
        Net change in assets                         3,688,127        2,937,981

Net assets available for benefits,
   beginning of year                                30,354,369       27,416,388
                                                  ------------     ------------
Net assets available for benefits,
   end of year                                    $ 34,042,496     $ 30,354,369
                                                  ============     ============


                See accompanying notes to financial statements.
                                       3

                             THE XANSER CORPORATION
                           SVAINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)  Plan Description

     The Xanser Corporation Savings and Investment Plan (the Plan), formerly the Kaneb Services, Inc. Savings Investment Plan (see Note 10), is a defined contribution plan for employees of Xanser Corporation (Xanser or Sponsor), its wholly owned domestic subsidiaries (the Companies) and certain former employees as described in Note 11. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter, to contribute 2% to 15% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year after one year of employment, each Plan participant receives the Companies' matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding twelve months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. The Austin Trust Company serves as trustee (the Trustee) and the 401(k) Company serves as the Plan's record keeper. The Vice President of Human Resources of Xanser serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Xanser.

     Effective January 1, 2002, the Plan was amended to increase the maximum percentage employee contribution from 15% to 20%.

(2)  Summary of Significant  Accounting Policies

     The Plan maintains its accounts on the accrual basis of accounting.

     (a)  Investments

          The Plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at unpaid principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

     (b)  Federal Income Taxes

          The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under
          Section 501(a) of the Code. The IRS granted a favorable letter of determination to the Plan in February 1997. In June 2000, an additional favorable determination letter was received which related to plan amendments made during 1999. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's accounts are distributed or made available to him in an unqualified manner.

          The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2001 and 2000, was $10,500. Participant compensation in excess of $170,000 is excluded in calculating participant deferrals and employer matching contributions for the above years. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)  Investment Programs

     The Plan's investments at December 31, 2001 and 2000 are as follows:

                                                  December 31, 2001                    December 31, 2000
                                         ----------------------------------   ----------------------------------
                                             Number of            Fair            Number of             Fair
                                              shares              value            shares               value
                                         -----------------    --------------  -----------------    -------------
Investments at fair value as determined
  by quoted market price:
    Xanser Corporation Common Stock          2,104,304.000    $   4,229,651*      1,843,402.337    $  10,555,161*
    Kaneb Services LLC Common Shares           533,318.000       10,426,367*          --                  --
                                         -----------------    -------------   -----------------    -------------
                                             2,637,622.000       14,656,018       1,843,402.337       10,555,161

Investments at fair value:
    Schwab Retirement Money Market
      Fund                                       --                  --           3,479,093.950        3,479,094*
    Vanguard Index 500 Portfolio                 --                  --              20,343.442        2,479,052*
    Janus Worldwide Fund                        35,058.068        1,536,946          43,923.291        2,497,478*
    Strong Government Securities Fund            --                  --              41,114.527          435,403
    Robertson Stephens Emerging
      Growth Fund                               30,643.075          980,885          43,849.559        1,929,819*
    Fidelity Dividend Growth Fund                --                  --             168,322.181        5,042,933*
    PIMCO Total Return Fund Class D              --                  --              88,448.680          918,982
    Janus Twenty Fund                            --                  --              23,477.886        1,286,588
    Artisan International Fund                   --                  --              10,308.667          225,760
    Deutsche Equity 500 Index Fund              14,846.980        1,919,417*          --                  --
    Franklin Real Estate Securities
      Fund Class A                              14,980.456          247,177           --                  --
    Growth Fund of America Class A              62,471.290        1,481,194           --                  --
    Lord Abbett Affiliated Fund
      Class A                                  287,719.741        3,938,883*          --                  --
    MFS New Discovery Fund Class A              10,595.727          182,140           --                  --
    PIMCO Total Return Administrative
      Shares                                   174,313.826        1,823,323*          --                  --
    ING International Small Cap
      Growth Class A                             4,904.024          110,929           --                  --
    Putnam International Growth
      Class A                                   32,963.319          653,333           --                  --
    State Street Aurora Fund Class A            23,807.160          770,162           --                  --
    Invesco Stable Value Fund                3,660,582.850        3,660,583*          --                  --
    Alliance Capital Reserve                        53.910               54           --                  --
    Participants' Loans                          --               1,133,784           --               1,098,235
                                         -----------------    --------------  -----------------    -------------
                                             4,352,940.426       18,438,810       3,918,882.183       19,393,344
                                         -----------------    --------------  -----------------    -------------
                                             6,990,562.426    $  33,094,828       5,762,284.520    $  29,948,505
                                         =================    ==============  =================    =============

    *    Represents 5% or more of total net assets available for benefits.

     For the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                               Year Ended
                                                              December 31,
                                                                  2001
                                                              -------------
     Common stock and shares                                  $   4,807,159
     Mutual funds                                                (2,389,007)
                                                              -------------
                                                              $   2,418,152
                                                              =============

(4)  Contributions

     Sponsor contributions to the Xanser Stock Fund may be made in the form of Xanser Corporation common stock purchased by the Sponsor or cash with which the trustee subsequently purchases Xanser Corporation common stock on the open market. During 2001 and 2000, Sponsor contributions of $729,966 and $787,752 and participant contributions of $675,996 and $879,018 were used by the trustee to purchase shares of Xanser Corporation common stock on the open market, respectively.

     Contributions receivable at December 31, 2001 and 2000, included $63,845 and $106,852 of employer contributions and $126,065 and $240,289 of contributions withheld from participants' compensation, respectively.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in Xanser Corporation common stock. The following tables set forth information related to the Xanser Common Stock Fund's assets available for benefits as of December 31, 2001 and the changes in such assets for the year ended December 31, 2001.

                                                               December 31,
                                                                   2001
                                                              -------------
            Assets
      Investments, at fair value (Note 3)                     $   4,229,651
      Contributions receivable                                       58,993
      Other receivables                                               1,128
                                                              -------------
         Total assets                                             4,289,772
                                                              -------------

            Liabilities
      Payables and accrued liabilities                               69,188
                                                              -------------
      Assets available for benefits                           $   4,220,584
                                                              =============

      Additions to assets attributed to:
         Contributions:
            Sponsor                                           $     729,966
            Participants                                            675,996
                                                              -------------
               Total contributions                                1,405,962

         Investment income (loss):
            Net depreciation in fair value of assets               (196,597)
                                                              -------------
               Total additions                                    1,209,365

      Deductions from assets attributed to:
         Distributions and withdrawals                             (776,504)
         KSL distribution (Note 11)                              (6,917,328)
                                                              -------------
               Net change in assets                              (6,484,467)

      Assets available for benefits, beginning of year           10,705,051
                                                              -------------
      Assets available for benefits, end of year              $   4,220,584
                                                              =============

(5)  Distributions and Withdrawals

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

(6)  Forfeitures

     At December 31, 2001 and 2000, forfeited nonvested accounts totaled $27,968 and $0, respectively. These amounts, forfeited by participants upon withdrawing from the Plan, will be used to reduce future employer contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met.


(7)  Reconciliation of Financial Statements to Form 5500

     The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                  December 31,     December 31,
                                                      2001             2000
                                                  ------------     ------------
        Net assets available for benefitse
            per the financial statements          $ 34,042,496     $  30,354,369
        Amounts allocated to withdrawing
            participants                                --                --
                                                  ------------     -------------
        Net assets available for benefits
            per the Form 5500                     $ 34,042,496     $  30,354,369
                                                  ============     =============

     The following reconciles benefits paid to participants per the financial statements to the Form 5500:

                                                  December 31,     December 31,
                                                      2001             2000
                                                  ------------     ------------
        Benefits paid to participants per the
            financial statements                  $  3,379,429     $  2,766,920
        Amounts allocated to withdrawing
            participants                                --              (18,149)
                                                  ------------     -------------
        Net paid to participants per the
            Form 5500                             $  3,379,429     $  2,748,771
                                                  ============     =============

     Any amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Plan Termination

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(9)  Change in Service Providers

     Effective April 1, 2001, the Company appointed Austin Trust Company as trustee and The 401(k) Company as recordkeeper of the Plan. Prior to April 1, 2001, the Charles Schwab Trust Company served as trustee and Leggette & Company served as recordkeeper of the Plan.


(10) Change in Name of Plan

     On August 7, 2001, the stockholders of Kaneb Services, Inc. (KSI) approved an amendment to change the name of the company from Kaneb Services, Inc. to Xanser Corporation. A plan amendment was adopted on December 9, 2001 to change the Plan name from the Kaneb Services, Inc. Savings Investment Plan to the Xanser Corporation Savings and Investment Plan.

(11) KSL Distribution

     In June 2001, Kaneb Services, Inc. distributed its pipeline, terminaling and product marketing businesses (the "Distribution") to its stockholders in the form of a new limited liability company, Kaneb Services LLC (KSL). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.

     Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and will not make contributions to the Plan. No participant accounts were transferred from the Plan to the new KSL 401(k) plan upon its establishment.

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

   Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                          Number                      Current
                Name of issuer and title of issue                        of shares                     value
-------------------------------------------------------------------  ------------------        --------------------

*  Xanser Corporation Common Stock                                      2,104,304.000          $          4,229,651
                                                                                               ====================
*  Kaneb Services LLC Common Shares                                       533,318.000          $         10,426,367
                                                                                               ====================
   Janus Worldwide Fund                                                    35,058.068          $          1,536,946
                                                                                               ====================
   Deutsche Equity 500 Index Fund                                          14,846.980          $          1,919,417
                                                                                               ====================
   Franklin Real Estate Securities Fund Class A                            14,980.456          $            247,177
                                                                                               ====================
   Growth Fund of America Class A                                          62,471.290          $          1,481,194
                                                                                               ====================
   Lord Abbett Affiliated Fund Class A                                    287,719.741          $          3,938,883
                                                                                               ====================
   MFS New Discovery Fund Class A                                          10,595.727          $            182,140
                                                                                               ====================
   PIMCO Total Return Administrative Shares                               174,313.826          $          1,823,323
                                                                                               ====================
   ING International Small Cap Growth Class A                               4,904.024          $            110,929
                                                                                               ====================
   Putnam International Growth Class A                                     32,963.319          $            653,333
                                                                                               ====================
   Robertson Stephens Emerging Growth Fund                                 30,643.075          $            980,885
                                                                                               ====================
   State Street Aurora Fund Class A                                        23,807.160          $            770,162
                                                                                               ====================
   Invesco Stable Value Fund                                            3,660,582.850          $          3,660,583
                                                                                               ====================
   Alliance Capital Reserve                                                    53.910          $                 54
                                                                                               ====================
*  Participants' Loans (a)                                                     --              $          1,133,784
                                                                                               ====================

*  Party-in-interest

(a)  Interest rates ranging from 6.8% to 10.5% and maturities up to five years.


                 See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  THE XANSER CORPORATION
                                                  SAVINGS AND INVESTMENT PLAN




Date:  June 26, 2002                              By: /s/ WILLIAM H. KETTLER
                                                  ------------------------------
                                                  William H. Kettler
                                                  Vice President-Human Resources
                                                  (Plan Administrator)

                          Independent Auditors' Consent


Xanser Corporation
To the Administrator and Participants of The Xanser Corporation Savings and Investment Plan:


We consent to the incorporation by reference in registration statement numbers 333-87446, 333-83970, 333-83968, 333-68558, 333-34496, 333-60195, 333-22109,
333-14071,  333-14069,  333-14067,  333-08727,  333-08725,  333-08723, 33-58981,
33-54027 and 33-41295 on Form S-8 of Xanser Corporation of our report dated June 12, 2002 relating to the statements of net assets available for benefits of the Xanser Corporation Savings and Investment Plan as of December 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended and related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Xanser Corporation Savings and Investment Plan.


                                                              KPMG LLP

Dallas, Texas
June 25, 2002